SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR NOVEMBER 24 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               'Stolichnaya Distribution' announcement
                            dated 24 November 2004





           ALLIED DOMECQ AND SPI GROUP AGREE STOLICHNAYA DISTRIBUTION

Allied Domecq PLC (Allied Domecq) and SPI Group (SPI) announce that they have today signed contracts for Allied Domecq to market and distribute the Stolichnaya vodka brand portfolio in markets within the European Union, Latin America, Asia Pacific and Africa.

Stolichnaya is the world's leading Russian vodka brand. It will now become one of Allied Domecq's core brands. Allied Domecq already markets and distributes Stolichnaya on behalf of SPI in the USA, Canada, Mexico and the Nordic region. The original US agreement runs until 31st December, 2010. The new agreement will expire on the same date. Allied Domecq has the right of first refusal for the renewal of both agreements.

Since Allied Domecq began US distribution in January, 2001, sales of Stolichnaya have grown from 1.2 million cases to 1.9 million cases.

The Stolichnaya range of authentic Russian vodkas will be added to the Allied Domecq brand portfolio on a phased market-by-market basis. This process will start almost immediately and will continue over the next three years with new markets being added as and when current distribution arrangements with third parties expire. Allied Domecq expects that the acquisition of new distribution markets for Stolichnaya will have a neutral effect on earnings for the financial year 2005.

                                      ENDS


For further information:

Media enquiries:
Anthony Cardew, Cardew Group                                +44 (0) 20 7930 0777
                                                            +44 (0) 7770 720389

Investor enquiries:
Peter Durman, Director of Group Investor Relations          +44 (0) 7771 974817


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

24 NOVEMBER 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary